

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

November 18, 2015

<u>Via E-mail</u>
Tidjane Thiam
Chief Executive Officer
Credit Suisse Group AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

> **Re: Credit Suisse Group AG**
> **Registration Statement on Form F-4**
> **Filed October 30, 2015**
> **File No. 333-207696**

Dear Mr. Thiam:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that the issuer of the notes has the ability to voluntarily substitute the guarantor for itself for all purposes under any series of Exchange Notes and the applicable indenture, at any time and without consent of the holders or the Trustee. Refer to the "Issuer Substitution" disclosure on page 50. We also note that the parent guarantor is a holding company and has no significant assets other than the partnership interests, stock, and other equity interests in its subsidiaries. Please provide us with a detailed legal analysis explaining why the parent guarantor should not be identified a co-issuer of the Exchange Notes at this time.

<u>Where You Can Find More Information; Documents Incorporated by Reference, page iv</u>

2.   We note that the financial statements that have been incorporated by reference appear to be missing the footnote disclosure required by Rule 3-10(b)(4) of Regulation S-X. Please ensure that your future periodic reports are in compliance with the applicable requirements of Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Michael J. Volkovitsch, Esq.
       Cleary Gottlieb Steen & Hamilton LLP